OMB APPROVAL
OMB Number: 3235- 0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	LIEBE, ARVID R		OTTER TAIL CORPORATION OTTR
	215 S CASCADE ST	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 14, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	FERGUS FALLS, MN 56537-2801 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON STOCK													16.6092		I		By daughter

	COMMON STOCK													2,663.188		I		By self-directed IRA

	COMMON STOCK													11.1447		I		By son

	COMMON STOCK													439.0325		D		(a)

	COMMON STOCK		4/14/03				A			1,300	A	$27.245		2,300		D		(b)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	RESTRICTED STOCK UNIT {c}

	STOCK OPTIONS (RIGHT TO BUY)		$26.25

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

				COMMON STOCK					1,251.0867		D

		04-08-11		COMMON STOCK					2,000		D

Explanation of Responses:

a. INCLUDES SHARES ACQUIRED AND HELD UNDER THE CORPORATION’S DIVIDEND REINVESTMENT PLAN AS OF MARCH 10, 2003.

b. SHARES ACQUIRED AND HELD UNDER THE CORPORATION’S STOCK INCENTIVE PLAN, WHICH IS A GRANT OF RESTRICTED STOCK. THE GRANT PRICE FOR 4/8/02 WAS $31.34, VESTING 25% YEARLY. 750 SHARES REMAIN RESTRICTED.

b. (cont) THE 1,300 SHARES GRANTED 4/14/03 HAVE A GRANT PRICE OF $27.245 & VEST AT 25% YEARLY, BEGINNING 4/8/04.

c. RESTRICTED STOCK UNITS ACQUIRED UNDER THE 1999 STOCK INCENTIVE PLAN AT FAIR MARKET VALUE, USING THE AVERAGE OF THE HIGH AND LOW PRICE OF THE CORPORATION’S COMMON SHARES ON THE DATE OF ISSUE AS PART OF THE COMPENSATION PROGRAM FOR OUTSIDE DIRECTORS.

/s/ ARVID R LIEBE BY DEBRA J LILL - POA	4/14/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.